UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Cano Health, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Squarepoint Ops LLC

Attention: Ronald Veith

250 West 55th Street, 32nd Floor

New York, NY 10019

(646) 979-1370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Squarepoint Master Fund Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,997
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,997

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,997
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.04%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Squarepoint Diversified Partners Fund 7 Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 801,644
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 801,644

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 801,644
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Arini Credit Master Fund Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,080,666
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,080,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,080,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Squarepoint Ops LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,899,307
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,899,307

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,899,307
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.0%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D relates to the Reporting Persons’ (as defined in Item 2) beneficial ownership interest in the common stock, $0.0001 par value per share (the “Shares”), of Cano Health, Inc., a Delaware corporation (the “Issuer”), which was issued in connection with the Issuer’s emergence from the Chapter 11 Cases (as defined in Item 4) and upon cancellation of all of the Issuer’s previously-issued Class A Common Stock, $0.01 par value per share (the “Old Common Stock”), as more fully described in Item 4. The Issuer has its principal executive offices at 9725 NW 117th Avenue, Suite 200, Miami, FL 33178.

Item 2.	Identity and Background

(a)

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule 13D relates to the Shares held of record by the Reporting Person.

(i) Squarepoint Master Fund Limited, a Cayman Islands limited company (“Squarepoint”);

(ii) Squarepoint Diversified Partners Fund 7 Limited, a Cayman Islands limited company (“Squarepoint Fund 7”);

(iii) Arini Credit Master Fund Limited, a Cayman Islands limited company (“Arini Credit”); and

(iv) Squarepoint Ops LLC, a Delaware limited liability company (“Squarepoint Ops”).

Each of Squarepoint, Squarepoint Fund 7, Arini Credit and Squarepoint Ops is sometimes referred to herein individually as a “Reporting person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

This Schedule 13D relates to the Shares held of record by Squarepoint, Squarepoint Fund 7 and Arini Credit. Squarepoint Ops LLC is the investment advisor to Squarepoint, Squarepoint Fund 7 and Arini Credit.

(b)	The address of the principal business and principal office of Squarepoint is C/O Squarepoint Ops LLC, 250 West 55th Street, 32nd Floor, New York, NY 10019. The address of the principal business and principal office of each of Squarepoint Fund 7 and Arini Credit is P.O. Box 309 Ugland House, South Church Street, George Town, Cayman Islands KY1-1104. The address of the principal business and principal office of Squarepoint Ops is 250 West 55th Street, 32nd Floor, New York, NY 10019.

(c) and (f)	Squarepoint, Squarepoint Fund 7 and Arini Credit are hedge funds incorporated under the laws of Cayman Islands. Squarepoint Ops is an investment advisor incorporated under the laws of Delaware.

(d) and (e)	During the past five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Shares reported in this Schedule 13D in exchange for certain claims pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

On February 4, 2024 (the “Petition Date”), the Issuer and certain of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions (collectively, the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).

As described in the Current Report on Form 8-K filed by the Issuer with the SEC on July 1, 2024 (the “Form 8-K”), on June 28, 2024, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Modified Fourth Amended Joint Chapter 11 Plan of Reorganization of Cano Health, Inc. and its Affiliated Debtors (the “Plan”). The Confirmation Order, including a copy of the Plan attached thereto as Exhibit A, is incorporated herein by reference to Exhibit 2.1 of the Form 8-K.

On June 28, 2024 (the “Effective Date”) the Plan became effective pursuant to its terms and the Debtors emerged from the Chapter 11 Cases. As part of the transactions undertaken pursuant to the Plan and in connection with the Issuer’s emergence from the Chapter 11 Cases, on the Effective Date, all of the Old Common Stock and existing warrants of the Issuer were cancelled, and the Issuer (i) newly issued 41,800,000 Shares and (ii) was authorized to issue an aggregate of up to 2,200,150 warrants, each exercisable for one Share, at an initial exercise price of $25.30 per Share, exercisable for a 5-year period commencing on the Effective Date (the “Warrants”), in each case, in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 of the Bankruptcy Code. On the Effective Date, Squarepoint, Squarepoint Fund 7 and Arini Credit, as holders of First Lien Claims (as defined in the Plan), each received an aggregate of 16,997, 728,962, and 7,415,060 newly issued Shares of the Issuer, respectively, and as holders of RSA GUC Claims (as defined in the Plan), each of Squarepoint Fund 7 and Arini Credit received Warrants to purchase 72,682 and 665,606 Shares, respectively, in connection with the equitization of allowable Claims (as defined in the Plan).

As a result, Squarepoint is the owner of record of 16,997 Shares, Squarepoint Fund 7 is the owner of record of 801,644 Shares and Arini Credit is the owner of record of 8,080,666 Shares. The Reporting Persons hold the Shares for investment purposes, but they may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s business and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

The information relating to the beneficial ownership of the Shares by the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 41,800,000 Shares outstanding as of July 1, 2024, based on information in the Form 8-K.

As of the date hereof, Squarepoint is the owner of record of 16,997 Shares, Squarepoint Fund 7 is the owner of record of 801,644 Shares and Arini Credit is the owner of record of 8,080,666 Shares. Squarepoint Ops, in its capacity as the investment advisor to Squarepoint, Squarepoint Fund 7 and Arini Credit, has the ability to indirectly control the decisions of Squarepoint, Squarepoint Fund 7 and Arini Credit regarding the vote and disposition of securities held by Squarepoint, Squarepoint Fund 7 and Arini Credit and as such may be deemed to have an indirect beneficial ownership of the securities held of record by Squarepoint, Squarepoint Fund 7 and Arini Credit.

(c)	Except as otherwise set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Shares during the past 60 days.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares of the Issuer reported by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 above is incorporated by reference into this Item 6.

Shareholders’ Agreement

On the Effective Date, pursuant to the Plan and Confirmation Order, the Issuer and shareholders of certain newly issued equity interests of the Issuer entered into a shareholders’ agreement (the “Shareholders’ Agreement”) setting forth certain governance matters, including certain rights and restrictions of the holders of the newly issued equity interests (the “Holders”).

The Shareholders’ Agreement requires the Holders to vote in favor of the members of the board of the Issuer (the “Board”) nominated in accordance with the Amended and Restated Certificate of Incorporation of Cano Health, Inc. (the “Certificate of Incorporation”). In accordance with the Certificate of Incorporation, the Board will consist of six members. Squarepoint Ops will have the right to nominate one member of the Board, with such right declining as its equity ownership decreases. In the event of the death, resignation, removal or otherwise of any director, the applicable Holder entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. In addition, the individual serving as Chief Executive Officer of the Issuer on the Effective Date shall be elected to serve on the Board.

The Shareholders’ Agreement also provides Holders with customary drag-along, tag-along and pre-emptive rights. The drag-along rights provide for customary drag-along rights upon (i) the receipt by one or more Holders of at least 50% of the common stock of the Issuer (excluding shares of common stock issued under the Issuer’s management incentive plan and shares of common stock that are issuable under certain warrants issued on the Effective Date) (“Designated Shares”) of a bona fide offer from a third-party purchaser unaffiliated with any of the selling Holders and (ii) Board approval of such sale transaction. Holders will have customary tag-along rights with respect to any transfer of at least 40% of the Designated Shares. Holders of at least 3% of the Designated Shares are also entitled to customary pro rata preemptive rights in connection with future issuances of equity securities of the Issuer, subject to customary exceptions.

The Shareholders’ Agreement also provides certain qualified Holders owning at least 3% of the Designated Shares with customary demand registration and piggyback rights, subject to customary registration procedures, and the Issuer’s right to suspend any registration statement for a period of up to ninety days under certain conditions.

This summary is qualified in its entirety by reference to the text of the Shareholders’ Agreement, which is incorporated herein by reference to Exhibit 10.1 of the Form 8-K.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024

SQUAREPOINT MASTER FUND LIMITED

By:	/s/ Ronald Veith
Name:	Ronald Veith
Title:	Chief Compliance Officer

SQUAREPOINT DIVERSIFIED PARTNERS FUND 7 LIMITED

By:	/s/ Ronald Veith
Name:	Ronald Veith
Title:	Chief Compliance Officer

ARINI CREDIT MASTER FUND LIMITED

By:	/s/ Ronald Veith
Name:	Ronald Veith
Title:	Chief Compliance Officer

SQUAREPOINT OPS LLC

By:	/s/ Ronald Veith
Name:	Ronald Veith
Title:	Chief Compliance Officer